Notice to ASX/LSE Notice of dividend currency exchange rates 2024 final dividend 8 April 2025 On 19 February 2025 Rio Tinto announced a final dividend of 225.00 US cents per share for the full year ended 31 December 2024 to be paid to shareholders of Rio Tinto plc and Rio Tinto Limited. Rio Tinto plc and Rio Tinto Limited shareholders who have elected to receive the final dividends in US dollars and the American Depositary Receipt (ADR) holders will receive the dividends in US dollars as announced on 19 February 2025. The currency exchange rates applicable to shareholders who have elected to receive the final dividend in pounds sterling, Australian dollars or New Zealand dollars are set out below. The rates used are the exchange rates applicable on 8 April 2025. Declared 2024 final dividend Conversion rate Equivalent dividend amount 225.00 US cents 1.27850 175.987485 British pence 0.60595 371.317765 Australian cents 0.56100 401.069519 New Zealand cents The final dividend will be paid to shareholders of Rio Tinto Limited and Rio Tinto plc and to ADR holders on 17 April 2025. LEI: 213800YOEO5OQ72G2R82 EXHIBIT 99.6

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com